SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 August 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Bank of Ireland

2. Reason for the notification (please tick the appropriate box or boxes):

[✓] an acquisition or disposal of voting rights

[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] an event changing the breakdown of voting rights

[ ] other;

3. Full name of person(s) subject to the notification obligation: FMR LLC

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached: 19th August 2013

6. Date on which issuer notified; 20th August 2013

7. Threshold(s) that is/are crossed or reached: 8%

8. Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Indirect	Direct	Indirect	Direct	Indirect
IE0030606259	2,402,038,638	2,402,038,638	2,427,038,638		2,427,038,638		8.05

SUBTOTAL A (based on aggregate voting rights)	2,402,038,638	2,402,038,638	2,427,038,638	2,427,038,638		8.05

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
	2,427,038,638	8.05
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Sum of Factored Shares Held
Custodian	Advisor	Total
BROWN BROTHERS HARRIMAN AND CO	FMRC-FIDELITY MANAGEMENT & RESEARCH COMPANY INC.	482,533,942
	FMR-FIDELITY MANAGEMENT AND RESEARCH	1,676,601,250
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	567,500
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	24,952,700
CIBC MELLON TRUST (C)	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	1,087,600
CITIBANK NA	FMR-FIDELITY MANAGEMENT AND RESEARCH	124,509
JPMORGAN CHASE BANK	FMR-FIDELITY MANAGEMENT AND RESEARCH	8,979,703
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	6,385,400
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	2,011,600
MELLON BANK NA (C)	FMR-FIDELITY MANAGEMENT AND RESEARCH	500,955
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	1,460,500
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	3,294,900
	SAI-STRATEGIC ADVISERS GROUP	10,600
NATIONAL BANK TRUST (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	1,080,600
NORTHERN TRUST CO (C)	FMR-FIDELITY MANAGEMENT AND RESEARCH	131,116,400
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	2,293,900
ROYAL TRUST- TORONTO (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	2,960,400
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	866,100
STATE STREET BANK AND TR CO	FMR-FIDELITY MANAGEMENT AND RESEARCH	53,473,479
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	11,822,300
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	12,116,400
	SAI-STRATEGIC ADVISERS GROUP	1,545,100
US BANK NA (C)	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	1,252,800
Grand Total		2,427,038,638
10. In case of proxy voting: Number of voting rights proxy holder will acquire to hold is 25,000,000

11. Additional information:

Done at Dublin on 20 August 2013
Contact: Jeremy Crean, Deputy Group Secretary
Telephone: +353 (0) 76 623 4761

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 20 August 2013